UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.

(Name of Subject Company)

IPC HOLDINGS, LTD.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

John R. Weale

President & Interim Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009, as amended by Amendment No. 1 to Schedule 14D-9, filed on May 19, 2009; Amendment No. 2 to Schedule 14D-9, filed on May 21, 2009; Amendment No. 3 to Schedule 14D-9, filed on June 5, 2009; Amendment No. 4 to Schedule 14D-9, filed on June 9, 2009; Amendment No. 5 to Schedule 14D-9, filed on June 12, 2009; Amendment No. 6 to Schedule 14D-9, filed on June 15, 2009 and Amendment No. 7 to Schedule 14D-9, filed on June 23, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 7

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such item:

On July 1, 2009, Flagstone Reinsurance Holdings Ltd. (“Flagstone”) announced in a press release that it had made an offer to the board of directors of IPC to acquire all of IPC’s outstanding common shares. Flagstone stated that it was willing to enter into a negotiated agreement with IPC pursuant to which it would purchase each IPC common share in exchange for (i) $5.50 in cash and (ii) 2.6380 Flagstone common shares.

Flagstone is one of the parties from which IPC had received expressions of interest and with which IPC was engaged in discussions and negotiations regarding a potential business combination transaction, as IPC disclosed in its Amendment No. 7 to Schedule 14D-9, filed with the SEC on June 23, 2009. IPC is continuing its discussions and negotiations with Validus as well as several other parties. There can be no assurance that there will be any agreement reached between IPC and any party or, if such an agreement is reached, what the terms of the agreement would be.

Item 9

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

(a)(9) Press release issued by IPC, dated July 2, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ Melanie J. Saunders
Melanie J. Saunders Company Secretary

Date: July 2, 2009